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Exhibit 99.2

Consolidated Financial Statements
For the Three Months and Six Months Ended
June 30, 2006 and June 30, 2005
(Unaudited)

The interim Consolidated Financial Statements for the prior year's periods ended June 30 have not been reviewed by an auditor.

Management's responsibility for financial reporting

        The accompanying unaudited interim consolidated financial statements and Management's Discussion and Analysis ("MD&A") of Alliance Atlantis Communications Inc. ("the Company") are the responsibility of management and have been approved by the Board of Directors.

        The unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When alternative methods of accounting exist, management has chosen those it deems most appropriate in the circumstances. The unaudited interim consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the financial information management must make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

        The Company maintains a system of internal accounting and administrative controls. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and the Company's assets are appropriately accounted for and adequately safeguarded.

        The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting, and is ultimately responsible for reviewing and approving the unaudited interim consolidated financial statements and MD&A. The Board carries out this responsibility through its Audit Committee.

        The Audit Committee is appointed by the Board, and all of its members are independent directors. The Committee meets periodically with management, as well as the independent external auditors, to discuss internal controls over the financial reporting process and financial reporting issues. The Committee reviews the unaudited interim consolidated financial statements and the MD&A and reports its findings to the Board for consideration when the Board approves the unaudited interim consolidated financial statements and the MD&A for issuance to the shareholders.

August 11, 2006

PHYLLIS YAFFE Chief Executive Officer	DAVID LAZZARATO Executive Vice President and Chief Financial Officer

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)

	June 30, 2006	December 31, 2005	June 30, 2005
	(unaudited)		(unaudited)
Assets
Cash and cash equivalents	75.1	110.6	26.7
Accounts and other receivables (note 10)	368.1	343.4	333.5
Investment in film and television programs (note 2)	524.7	578.9	590.9
Property and equipment	38.6	39.7	40.8
Investments	5.4	6.8	18.0
Future income taxes	78.1	87.1	108.4
Other assets	12.1	14.4	20.7
Loans receivable from tax shelters	97.8	97.2	100.8
Broadcast licences	105.0	106.0	108.7
Goodwill (note 5 and 9)	204.7	202.8	207.0

	1,509.6	1,586.9	1,555.5

Liabilities
Revolving credit facilities (note 3)	50.0	33.0	22.0
Accounts payable and accrued liabilities	429.7	504.1	443.4
Income taxes payable	43.8	38.5	46.0
Deferred revenue	27.3	31.4	36.5
Term loans (note 4)	389.4	409.5	460.8
Tax shelter participation liabilities	97.8	97.2	100.8

	1,038.0	1,113.7	1,109.5

Non-controlling interest	57.6	59.9	57.9

Shareholders' Equity
Share capital and other (note 6)	715.1	732.7	732.0
Deficit	(290.6)	(310.3)	(338.6)
Cumulative translation adjustments	(10.5)	(9.1)	(5.3)

	414.0	413.3	388.1

	1,509.6	1,586.9	1,555.5

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

For the periods ended June 30,
(unaudited)
(in millions of Canadian dollars — except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Revenue
Broadcasting	76.8	72.7	146.5	135.2
Entertainment	94.1	79.0	195.2	180.7
Motion Picture Distribution	82.3	88.4	182.9	188.7
Corporate and Other	—	—	—	0.3

	253.2	240.1	524.6	504.9

Direct operating expenses	163.0	150.9	344.6	337.4
Direct profit
Broadcasting	45.1	42.1	82.5	74.4
Entertainment	30.5	27.3	66.8	62.8
Motion Picture Distribution	14.6	19.8	30.7	30.0
Corporate and Other	—	—	—	0.3

	90.2	89.2	180.0	167.5

Operating expenses
Selling, general and administrative	39.0	41.0	76.8	80.7
Stock based compensation	1.6	1.1	5.2	1.0

	40.6	42.1	82.0	81.7

Earnings (loss) before undernoted
Broadcasting	26.6	24.9	46.7	41.0
Entertainment	24.2	21.9	56.8	53.1
Motion Picture Distribution	5.1	10.3	11.3	8.6
Corporate and Other	(6.3)	(10.0)	(16.8)	(16.9)

	49.6	47.1	98.0	85.8

Amortization	5.1	3.0	7.8	6.7
Interest (note 7)	8.0	5.4	14.3	10.9
Equity losses in affiliates	—	—	0.1	—

Earnings from operations before undernoted	36.5	38.7	75.8	68.2
Foreign exchange (gains) losses	(8.9)	8.1	(9.6)	9.4

Earnings before income taxes and non-controlling interest	45.4	30.6	85.4	58.8
Provision for income taxes	16.4	16.5	30.3	23.2
Non-controlling interest	3.0	3.4	7.6	1.7

Net earnings for the period	26.0	10.7	47.5	33.9
Deficit — beginning of period	(301.4)	(349.3)	(310.3)	(372.5)
Shares repurchased and cancelled under issuer bid (note 6)	(15.2)	—	(27.8)	—

Deficit — end of period	(290.6)	(338.6)	(290.6)	(338.6)

Earnings per Common Share (note 8)
Basic	$0.61	$0.25	$1.10	$0.78
Diluted	$0.60	$0.24	$1.09	$0.77

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the periods ended June 30,
(unaudited)
(in millions of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Cash and cash equivalents provided by (used in)
Operating activities
Net earnings for the period	26.0	10.7	47.5	33.9
Items not affecting cash
Amortization of film and television programs (note 9f)	71.7	93.0	161.8	184.7
Amortization of development costs	—	—	—	0.6
Amortization of property and equipment	2.8	2.5	5.5	5.1
Amortization of other assets	2.0	1.9	2.6	2.8
Writedown of broadcast licences	1.0	—	1.0	—
Equity losses in affiliates	—	—	0.1	—
Non-controlling interest	3.0	3.4	7.6	1.7
Future income taxes	0.9	12.0	9.0	20.0
Unrealized net foreign exchange (gains) losses	(9.5)	3.8	(10.8)	1.3
Non-cash stock based compensation	2.2	1.0	3.2	1.7
Investment in film and television programs (note 9f)	(78.7)	(103.6)	(182.2)	(207.1)
Net changes in other non-cash balances related to operations	2.4	(78.1)	(27.6)	(51.9)

	23.8	(53.4)	17.7	(7.2)

Investing activities
Purchases of property and equipment	(3.4)	(0.6)	(4.4)	(2.2)
Long-term investments	—	(2.2)	—	(1.6)

	(3.4)	(2.8)	(4.4)	(3.8)

Financing activities
Proceeds from revolving credit facility	23.5	22.0	17.0	22.0
Repayment of term loans	(3.4)	(31.4)	(6.0)	(31.4)
Distributions paid to non-controlling interest	(5.7)	(7.5)	(11.5)	(11.2)
Issue of share capital	3.1	0.4	6.8	4.6
Shares purchased and cancelled under issuer bid	(31.1)	—	(55.4)	—

	(13.6)	(16.5)	(49.1)	(16.0)

Effect of exchange rate changes on cash and cash equivalents	(0.2)	(0.7)	0.3	(1.3)
Change in cash and cash equivalents	6.6	(73.4)	(35.5)	(28.3)
Cash and cash equivalents — beginning of period	68.5	100.1	110.6	55.0

Cash and cash equivalents — end of period	75.1	26.7	75.1	26.7

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

ALLIANCE ATLANTIS COMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006
(unaudited)
(in millions of Canadian dollars — except share and per share amount)

1.     NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

  The Company is a broadcaster, creator and distributor of filmed entertainment content. As described in note 9, the Company's three principal business activities are Broadcasting, Entertainment and Motion Picture Distribution. Broadcasting consists of the Company's controlling ownership interest in and operation of 13 Canadian specialty television channels. Entertainment includes the Company's 50% interest, as co-owner and co-producer, of the CSI franchise. Entertainment also licences the Company's library of approximately 1,000 titles representing approximately 5,500 hours of programming rights to broadcasters, distributors and other users in various territories throughout the world. Motion Picture Distribution acquires and distributes films and television programs in Canada, the United Kingdom and Spain. The Company's Motion Picture Distribution business is carried out through its 51% indirect ownership interest in Motion Picture Distribution Limited Partnership ("Distribution LP"). Movie Distribution Income Fund ("the Fund"), which is traded on the Toronto Stock Exchange ("TSX") under the symbol FLM.UN, indirectly owns the remaining 49% limited partnership interest in Distribution LP. The Company consolidates the operations of Distribution LP into its results with a provision for non-controlling interest.

  Results of operations for any period are dependent on the number, timing and commercial success of television programs and motion pictures delivered or made available to various media, none of which can be predicted with certainty. For Broadcasting, advertising revenue is generally highest in the fourth calendar quarter, and lowest in the third calendar quarter whereas revenue derived from subscribers to the Company's specialty television channels is earned relatively evenly throughout the year. Consequently, the Company's results of operations are subject to seasonal fluctuations that may materially impact operating results from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition.

  Basis of presentation

  The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the requirements of Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1751, "Interim Financial Statements." Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with Canadian generally accepted accounting principles ("GAAP") have been omitted or condensed. These unaudited interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements as at and for the year ended December 31, 2005, as set out in the Company's December 2005 Corporate Report.

  In the opinion of management, these statements include all adjustments (consisting of normal recurring accruals) considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. The unaudited interim consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company's consolidated financial statements for the year ended December 31, 2005, except as described below:

  Derivative Financial Instruments

  Derivative financial instruments may be utilized by the Company in the management of its foreign currency and interest rate exposures. The Company does not enter into financial instruments for trading or speculative purposes.

  The Company assesses all existing derivative financial instruments and designates those that are effective economic hedges of identified risk exposures as hedges. Any gains or losses on these instruments are offset against the items being hedged. The Company documents the relationships between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking the hedge transactions. This process includes linking all derivatives designated as hedges to specific assets and liabilities on the consolidated balance sheets or to forecasted transactions. The Company assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

  All derivative financial instruments that do not meet the criteria for hedge accounting are marked to market. The related gains and losses are included in investment losses (gains) for the period with an offsetting asset or liability being recorded in other assets or accrued liabilities on the consolidated balance sheets.

  Realized and unrealized gains or losses associated with derivative financial instruments designated as a hedge, which have been terminated or cease to be highly effective prior to maturity, would be deferred under other assets or liabilities on the consolidated balance sheets and are recognized in earnings in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative financial instrument is recognized in earnings immediately.

  During the period the Company entered into an interest rate swap agreement to manage its exposure to movements in interest rates on its floating interest rate term loans (see note 4). The interest rate swap agreement involves the periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based, and are recorded as an adjustment to interest expense on the hedged term loans. The related amount payable to or receivable from the interest rate swap counterparty is included as an adjustment to accounts payable and accrued liabilities. Unrealized gains or losses resulting from market movements in interest rates are not recognized in the statements of earnings.

  The Company has applied the hypothetical derivative method to assess the effectiveness of the hedging relationship at inception and over the term of the hedging relationship as not all of the critical terms of the interest rate swap match the terms of the underlying hedged debt that is prepayable at the option of the Company.

2.     INVESTMENT IN FILM AND TELEVISION PROGRAMS

	Broadcasting	Entertainment	Motion Picture Distribution	Total
June 30, 2006
Theatrical Release
Released, net of accumulated amortization	—	6.2	109.6	115.8
Not released	—	—	8.8	8.8
Advances on unreleased films	—	—	16.1	16.1
Acquired library, net of accumulated amortization	—	—	16.1	16.1
Non-Theatrical Film and Television Programs
Released, net of accumulated amortization	—	131.0	29.2	160.2
Acquired library, net of accumulated amortization	—	11.9	—	11.9
Programs in progress	—	—	—	—
Broadcasting rights, net of accumulated amortization	195.8	—	—	195.8

	195.8	149.1	179.8	524.7

	Broadcasting	Entertainment	Motion Picture Distribution	Total
December 31, 2005
Theatrical Release
Released, net of accumulated amortization	—	9.7	102.0	111.7
Not released	—	—	17.1	17.1
Advances on unreleased films	—	—	13.3	13.3
Acquired library, net of accumulated amortization	—	—	17.6	17.6
Non-Theatrical Film and Television Programs
Released, net of accumulated amortization	—	174.3	31.3	205.6
Acquired library, net of accumulated amortization	—	12.9	—	12.9
Programs in progress	—	5.2	—	5.2
Broadcasting rights, net of accumulated amortization	195.5	—	—	195.5

	195.5	202.1	181.3	578.9

	Broadcasting	Entertainment	Motion Picture Distribution	Total
June 30, 2005
Theatrical Release
Released, net of accumulated amortization	—	11.3	104.7	116.0
Not released	—	—	16.2	16.2
Advances on unreleased films	—	—	18.0	18.0
Acquired library, net of accumulated amortization	—	—	15.6	15.6
Non-Theatrical Film and Television Programs
Released, net of accumulated amortization	—	187.7	24.3	212.0
Acquired library, net of accumulated amortization	—	17.0	—	17.0
Programs in progress	—	8.7	—	8.7
Broadcasting rights, net of accumulated amortization	187.4	—	—	187.4

	187.4	224.7	178.8	590.9

3.     REVOLVING CREDIT FACILITIES

	June 30, 2006	December 31, 2005	June 30, 2005
Revolving credit facility — authorized	175.0	175.0	175.0
Revolving credit facility — drawn	—	—	—
Revolving credit facility — available	148.3	147.8	148.0
Distribution LP revolving credit facility — authorized	25.0	25.0	25.0
Distribution LP revolving credit facility — drawn	—	—	—
Distribution LP revolving credit facility — available	20.6	25.0	25.0
Distribution LP revolving term credit facility — authorized	50.0	50.0	50.0
Distribution LP revolving term credit facility — drawn	50.0	33.0	22.0
Distribution LP revolving term credit facility — available	—	17.0	28.0

  (a)   Revolving credit facility:

    The revolving credit facility will mature on December 20, 2009. The facility is redeemable in all or in part at the option of the Company under certain conditions.

    Advances under the revolving credit facility bear interest at the Banker's Acceptance rate or LIBOR plus a margin ranging from 75 to 175 basis points and the Canadian prime rate and the U.S. base rate plus a margin of up to 75 basis points.

    Substantially all the assets of the Company and certain of its subsidiaries have been pledged as security for borrowing under the revolving credit facility.

    As at June 30, 2006, the Company, excluding Distribution LP, had unused credit facilities aggregating $148.3 (December 31, 2005 — $147.8; June 30, 2005 — $148.0) net of outstanding letters of credit of $26.7 (December 31, 2005 — $27.2; June 30, 2005 — $27.0).

    The availability of the revolving credit facility is subject to the Company maintaining interest and consolidated indebtedness coverage ratios and certain other covenants.

  (b)   Distribution LP revolving credit facilities:

    The Distribution LP revolving credit facility, which is non-recourse to the Company as the parent of Distribution LP, provides up to $25.0 in borrowings bearing interest at either the Banker's Acceptance rate and the LIBOR plus a margin of 200 to 300 basis points or the Canadian prime rate and the U.S. base rate plus a margin of 100 to 200 basis points. The facility is a 364-day facility that can be extended for a further 364 days upon request and upon consent of lenders holding at least two-thirds of the revolving credit facility commitment. During 2005, the facility was extended for a further 364 days with a maturity date of October 9, 2006.

    The Distribution LP revolving term credit facility, which is also non-recourse to the Company as the parent of Distribution LP, provides up to $50.0 in borrowings bearing interest at either the Banker's Acceptance rate and the LIBOR plus a margin of 300 to 400 basis points or the Canadian prime rate and the U.S. base rate plus a margin of 200 to 300 basis points. The Distribution LP revolving term credit facility matures on October 15, 2006.

    Substantially all of the assets of Distribution LP and its wholly-owned subsidiaries have been pledged as security for borrowings under the revolving credit facility and revolving term credit facility.

    As at June 30, 2006, Distribution LP had unused credit facilities aggregating $25.0 (December 31, 2005 — $42.0; June 30, 2005 — $53.0) of which it is entitled to borrow $20.6 based on a borrowing base calculation.

    The availability of the revolving credit facility and revolving term credit facility is subject to Distribution LP's maintaining interest and consolidated indebtedness and net worth coverage ratios.

4.     TERM LOANS

	June 30, 2006	December 31, 2005	June 30, 2005
Term Loan A Credit Facility bearing interest at the Banker's Acceptance rate or LIBOR plus a margin ranging from 75 to 175 basis points and the Canadian prime rate and the U.S. base rate plus up to 75 basis points, maturing December 20, 2009 (U.S.$60.2) (December 31, 2005 — U.S.$63.6; June 30, 2005 — U.S.$87.3)	67.3	74.0	106.9
Term Loan B Credit Facility bearing interest at the Banker's Acceptance rate or LIBOR plus a margin of 150 basis points, maturing December 20, 2011(U.S. nil) (December 31, 2005 — U.S. nil; June 30, 2005 — U.S.$244.3)	—	—	298.7
Term Loan C Credit Facility bearing interest at the Banker's Acceptance rate or LIBOR plus a margin of 150 basis points, maturing December 20, 2011(U.S.$238.9) (December 31, 2005 — U.S.$240.1; June 30, 2005 — U.S. nil)	266.6	279.2	—
Distribution LP non-revolving term facility bearing interest at the Banker's Acceptance rate and LIBOR plus a margin of 300 to 400 basis points and the Canadian prime rate and the U.S. base rate plus a margin of 200 to 300 basis points, maturing October 15, 2006	50.0	50.0	50.0
Industry and other term loans which are unsecured and have no fixed terms of repayment, bearing interest at various rates	4.4	5.1	3.8
Obligations under capital lease	1.1	1.2	1.4

	389.4	409.5	460.8

  On December 21, 2005 the Company amended its existing credit facility agreement. The Term Loan B was replaced with Term Loan C. This amendment allows for greater flexibility regarding the use of available funds and reduced the interest rate margin by 25 basis points. The Company expensed professional fees of $0.4 in December 2005 in connection with this amendment which were included in selling, general and administrative expenses in the consolidated statements of earnings (loss).

  The principal amount of all advances under the U.S.$ denominated Term Loan A and Term Loan C (formerly Term Loan B) Credit Facilities are being repaid in 19 and 27 consecutive quarterly installments, respectively, which commenced June 30, 2005.

  Substantially all the assets of the Company and certain of its subsidiaries have been pledged as security for borrowing under the Term Loan A and C Credit Facilities.

  The availability of Term Loan A and C Credit Facilities is subject to the Company maintaining interest and indebtedness coverage ratios and certain other covenants.

  On April 22, 2005 and July 28, 2005, the Company made voluntary repayments on both the Term Loan A and C Credit Facilities totalling U.S.$43.9 and U.S.$8.1, respectively.

  As a result of the April 22, 2005 and July 28, 2005 repayments, the remaining 14 and 22 principal installments on both Term Loan A and C Credit Facilities, respectively, were adjusted.

  Effective March 15, 2006, the Company entered into an interest rate swap agreement to manage its exposure to movements in interest rates on its floating interest rate term loans. The agreement is for a notional principal amount of U.S. $225.0 and expires on December 20, 2011. Inclusive of the interest rate margin, the Company currently pays a rate of approximately 6.7% on U.S. $225.0 of its Term Loan C debt.

  The Distribution LP non-revolving term facility, which is non-recourse to the Company as the parent of Distribution LP, is secured by substantially all of the assets of Distribution LP, including an assignment of Distribution LP's rights in the principal distribution output agreements and a pledge of Distribution LP's equity interests in each of its subsidiaries. Additionally, the obligations of Distribution LP under the credit agreement have been guaranteed by Movie Distribution Holding Trust ("Holding Trust"), a subsidiary of the Fund, and each of Distribution LP's direct and indirect wholly-owned subsidiaries. Such guarantees are secured by, in the case of Holding Trust, a pledge of its equity interests in Distribution LP and Motion Picture Distribution Inc. (the general partner of Distribution LP) and, in the case of the subsidiaries, a charge over substantially all of their assets, including pledges of all equity interests held by them.

  The availability of the non-revolving term facility is subject to Distribution LP's maintaining interest and consolidated indebtedness and net worth coverage ratios.

  Required principal repayments are as follows:

2006 (balance of year)	59.7
2007	14.2
2008	25.4
2009	32.8
2010	2.9
Thereafter	254.4

389.4

5.     BUSINESS ACQUISITIONS

  On May 12, 2004 Distribution LP acquired 100% of the issued and outstanding shares of Aurum, a Spanish based company that distributes motion pictures in all media, for cash consideration of $55.2, which included $1.8 in cash expenses.

  Distribution LP is pursuing resolution of certain matters relating to the acquisition of Aurum and potential recovery of certain amounts. The amount of recovery, if any, cannot be determined at this time but may be material. Any recovery will, in addition to contributing cash to Distribution LP, result in a change in the purchase price allocation that will principally go to reduce goodwill. Should the recovery be materially less than Distribution LP anticipates, an impairment of goodwill associated with the acquisition may be required. An arbitration procedure under the rules of the London Court of International Arbitration has been initiated pursuant to the terms of the agreement of purchase and sale. Distribution LP expects to have a determination from the arbitration no later than the first quarter of 2007.

6.     SHARE CAPITAL AND OTHER

  (a) Share capital and other activity is summarized as follows:

	Number of shares		Dollar amount
	Class A Voting Shares	Class B Non-Voting Shares	Class A Voting Shares	Class B Non-Voting Shares	Contributed Surplus	Total
Balance, December 31, 2005	1,005,447	42,284,837	14.1	712.1	6.5	732.7
Shares issued from exercise of stock options and other employee programs	—	342,370	—	6.8	—	6.8
Stock option expense	—	—	—	—	1.8	1.8
Transfer of contributed surplus for exercised stock options	—	—	—	0.9	(0.9)	—
Issuance of deferred share units	—	—	—	—	1.4	1.4
Shares cancelled	(9)	(893)	—	—	—	—
Shares purchased and cancelled under issuer bid	—	(1,637,367)	—	(27.6)	—	(27.6)

Balance June 30, 2006	1,005,438	40,988,947	14.1	692.2	8.8	715.1

Balance, December 31, 2004	2,845,071	40,387,164	39.8	683.0	2.9	725.7
Conversion of Class A Voting Shares to Class B Non-Voting Shares	(1,842,754)	1,842,754	(25.7)	25.7	—	—
Shares issued from exercise of stock options and other employee programs	3,130	281,294	—	4.6	—	4.6
Stock option expense	—	—	—	—	1.3	1.3
Issuance of deferred share units	—	—	—	—	0.4	0.4

Balance June 30, 2005	1,005,447	42,511,212	14.1	713.3	4.6	732.0

  At June 30, 2006, the Company held 24,749 (June 30, 2005 — 49,377) Class B Non-Voting shares in treasury.

  (b) The fair value of each employee stock option is estimated on the date of grant using the Black-Scholes Option-Pricing Model. The following is the average of the assumptions that were used for employee stock options granted during the six months ended June 30, 2006: expected dividend yield of 0.0% (June 30, 2005 — 0.0%), weighted average expected volatility of 31.8% (June 30, 2005 — 35.5%), weighted average risk-free interest rate of 4.3% (June 30, 2005 — 3.5%) and weighted average expected life of 4.0 (June 30, 2005 — 5.0) years.

  The weighted average fair value of the stock options granted during the six months ended June 30, 2006 was $11.03 per option. As the provisions of the CICA Handbook Section 3870, "Stock Based Compensation and Other Stock Based Payments" have not been applied to stock options granted to employees prior to April 1, 2002, the resulting compensation expense on options granted subsequent to March 31, 2002 may not be representative of future amounts since the estimated fair value of these employee stock options on the date of grant is recorded as an expense over the vesting period and additional options may be granted in future years.

  (c) Effective March 1, 2006, the Company implemented a restricted share unit plan ("RSU Plan"). Under the RSU Plan, senior officers and directors are entitled to receive awards of restricted share units ("RSUs") in accordance with the position and responsibility of the executive, total compensation, individual performance assessment in the current year and anticipated future potential contribution to the Company. RSUs will vest on the third anniversary of the date of grant based upon the achievement of specified performance targets relative to a peer group of Canadian-based companies for the three year period. The Company's performance is based on the Company's Total Shareholder Return (increase in share price over the three years, plus dividends) of the Class B Non-Voting Shares relative to the Total Shareholder Return of the peer group.

  Upon vesting of the units, a participant may receive, at his or her election, but subject to the discretion of the HR Committee, either:

  (i)
  cash equal to the number of RSUs credited to the participant's account multiplied by the fair market value of the Class B Non-Voting Shares on the vesting date; or

  (ii)
  one Class B Non-Voting Share for each RSU credited to the participant's account (shares to be purchased on the open market).

  Compensation cost for RSUs granted under the RSU Plan is recognized using a fair value based method of accounting. When an RSU is granted, the fair value of the RSU is recorded as an expense with a corresponding increase in contributed surplus. Compensation cost is recognized on a straight-line basis over the vesting period.

  During the six months ended June 30, 2006, 60,625 RSUs were issued.

  (d)
  During the six months ended June 30, 2006, the Company repurchased 1,637,367 Class B Non-Voting Shares. The Class B Non-Voting shares were repurchased at an average price $33.82 per share and were cancelled. Of the total amount of $55.4 repurchased, $27.6 was applied to reduce capital stock based on the weighted-average dollar amount per share with the excess of $27.8 being charged to retained earnings.

7.     INTEREST

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Revolving credit facilities	0.8	0.6	1.8	1.1
Term loans	9.1	6.4	16.2	12.6
Interest income net of other interest	(2.6)	(2.6)	(5.0)	(4.5)

	7.3	4.4	13.0	9.2
Amortization of deferred financing costs	0.7	1.0	1.3	1.7

	8.0	5.4	14.3	10.9

    The weighted average interest rate for the six months ended June 30, 2006 was 6.5% (June 30, 2005 — 4.8%).

8.     EARNINGS PER COMMON SHARE

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Weighted average number of shares outstanding — basic	42.8	43.5	43.1	43.4
Dilutive effect of stock options	0.6	0.6	0.6	0.7

Weighted average number of shares outstanding — diluted	43.4	44.1	43.7	44.1

9.     SEGMENTED INFORMATION

  The Company reports its results of operations in six reportable segments, grouped into three principal business activities representing broadcasting, the entertainment group and the motion picture distribution group, all supported by the Company's corporate and other segment. Broadcasting consists of the Company's specialty television channels, which include 'fact and fiction' and 'lifestyle' programming. The Entertainment group focuses its operations upon the acquisition of distribution and other rights to content. Entertainment comprises of two reportable segments: CSI and Other. CSI represents the Company's interest in the three CSI television series: CSI: Crime Scene Investigation, CSI: Miami, and CSI: NY. Entertainment — Other comprises the Company's international distribution operations, which distributes both the Company's library of produced titles, as well as titles acquired from third party producers to broadcasters, distributors, and other users in various territories throughout the world. Motion picture distribution consists of the Company's indirect 51% limited partnership interest in Distribution LP, a motion picture distributor in Canada, the United Kingdom and Spain. The Fund indirectly holds the remaining 49% limited partnership interest in Distribution LP. The motion picture distribution group comprises three reportable segments: Domestic Distribution, Momentum and Aurum. Domestic Distribution includes the acquisition and distribution of film and television programs in Canada and the exhibition of motion pictures through Alliance Atlantis Cinemas' ("Cinemas") three theatres in Canada. Distribution LP holds a 51% interest in Cinemas, a partnership with Cineplex Entertainment LP. Momentum and Aurum include the acquisition and distribution of film and television programs in the United Kingdom and Spain, respectively. Corporate and Other activities primarily comprise corporate functions.

  (a)
  Information on the Company's three principal business activities is as follows:

	Broadcasting	Entertainment	Motion Picture Distribution	Other	Total
As at and for the three months ended June 30, 2006
Goodwill	42.4	106.3	56.0	—	204.7
Total assets	438.6	645.2	339.0	86.8	1,509.6
Additions to property and equipment	0.7	0.1	—	2.6	3.4
As at and for the three months ended June 30, 2005
Goodwill	42.4	106.3	58.3	—	207.0
Total assets	434.9	692.0	366.6	62.0	1,555.5
Additions to property and equipment	0.2	—	—	0.4	0.6

	Broadcasting	Entertainment	Motion Picture Distribution	Other	Total
Six months ended June 30, 2006
Additions to property and equipment	0.9	0.2	0.2	3.1	4.4
Six months ended June 30, 2005
Additions to property and equipment	0.7	—	0.2	1.3	2.2

    Revenues, as presented on the consolidated statements of earnings for the three months ended June 30, 2006 are net of intersegment sales of programming of $2.6 (June 30, 2005 — $0.3) from Motion Picture Distribution — Domestic Distribution to Broadcasting and nil (June 30, 2005 — nil) from Entertainment — Other to Broadcasting.

    Revenues, as presented on the consolidated statements of earnings for the six months ended June 30, 2006 are net of intersegment sales of programming of $4.8 (June 30, 2005 — $5.8) from Motion Picture Distribution — Domestic Distribution to Broadcasting and $0.4 (June 30, 2005 — nil) from Entertainment — Other to Broadcasting.

  (b)
  Information on reportable segments of the Motion Picture Distribution group is as follows:

	Domestic Distribution	Momentum	Aurum	Total
As at and for the three months ended June 30, 2006
Revenue	53.2	23.5	5.6	82.3
Direct profit	12.5	2.4	(0.3)	14.6
Earnings (loss) before undernoted	6.2	0.4	(1.5)	5.1
Goodwill	2.0	11.2	42.8	56.0

Total assets	137.6	91.7	109.7	339.0

Additions to property and equipment	—	—	—	—
As at and for the three months ended June 30, 2005
Revenue	64.8	20.6	3.0	88.4
Direct profit (loss)	16.9	3.7	(0.8)	19.8
Earnings (loss) before undernoted	10.6	2.0	(2.3)	10.3
Goodwill	2.0	11.8	44.5	58.3

Total assets	153.3	93.7	119.6	366.6

Additions to property and equipment	—	—	—	—

	Domestic Distribution	Momentum	Aurum	Total
Six months ended June 30, 2006
Revenue	125.7	42.6	14.6	182.9
Direct profit	26.7	3.9	0.1	30.7
Earnings (loss) before undernoted	14.3	(0.7)	(2.3)	11.3

Additions to property and equipment	0.2	—	—	0.2
Six months ended June 30, 2005
Revenue	135.7	41.2	11.8	188.7
Direct profit (loss)	26.9	3.6	(0.5)	30.0
Earnings (loss) before undernoted	11.3	0.7	(3.4)	8.6

Additions to property and equipment	0.2	—	—	0.2

    The following tables outline further revenue information on Motion Picture Distribution:

	Theatrical	DVD	Television	Total
Three months ended June 30, 2006
Domestic Distribution	12.9	26.4	13.9	53.2
Momentum Pictures	2.1	16.0	5.4	23.5
Aurum	0.7	0.7	4.2	5.6

	15.7	43.1	23.5	82.3

Three months ended June 30, 2005
Domestic Distribution	16.7	36.3	11.8	64.8
Momentum Pictures	0.9	16.4	3.3	20.6
Aurum	0.7	1.2	1.1	3.0

	18.3	53.9	16.2	88.4

	Theatrical	DVD	Television	Total
Six months ended June 30, 2006
Domestic Distribution	28.1	71.7	25.9	125.7
Momentum Pictures	6.3	30.3	6.0	42.6
Aurum	3.2	3.7	7.7	14.6

	37.6	105.7	39.6	182.9

Six months ended June 30, 2005
Domestic Distribution	30.2	81.5	24.0	135.7
Momentum Pictures	5.9	26.1	9.2	41.2
Aurum	1.6	6.2	4.0	11.8

	37.7	113.8	37.2	188.7

    Management does not focus on direct profit (loss) or earnings (loss) before undernoted using the above distinction as the cost of the underlying asset, the distribution right, is not necessarily distinguished between the theatrical, DVD and television distribution channels.

  (c)
  Information on reportable segments of the Entertainment group is as follows:

	CSI	Other	Total
Three months ended June 30, 2006
Revenue	84.7	9.4	94.1
Direct profit (loss)	35.2	(4.7)	30.5
Three months ended June 30, 2005
Revenue	66.2	12.8	79.0
Direct profit	22.8	4.5	27.3

	CSI	Other	Total
Six months ended June 30, 2006
Revenue	177.8	17.4	195.2
Direct profit (loss)	70.0	(3.2)	66.8
Six months ended June 30, 2005
Revenue	156.1	24.6	180.7
Direct profit	59.2	3.6	62.8
  (d)
  Geographical information, based on customer location, is as follows:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Revenue
Canada	141.0	148.4	292.6	292.3
United States	31.9	28.6	74.0	64.4
United Kingdom	26.0	26.3	47.1	48.7
Australia	0.3	3.2	15.9	20.4
Spain	8.2	4.1	18.3	15.4
Other Foreign	45.8	29.5	76.7	63.7

	253.2	240.1	524.6	504.9

    All of the Company's broadcasting licences and the majority of the Company's capital assets are in Canada. The Company's Broadcasting goodwill will be realized in Canada. The goodwill related to the Company's Entertainment business will be realized from cash flows primarily outside of Canada, across various international territories. The goodwill and other intangibles arising from the acquisition of Aurum, relate to operations in Spain and the United Kingdom.

  (e)
  A breakdown of the Company's Broadcasting revenue is as follows:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Subscriber	33.1	29.9	66.0	59.2
Advertising	43.2	42.1	79.3	74.3
Other	0.5	0.7	1.2	1.7

	76.8	72.7	146.5	135.2

  (f)
  Supplemental cash flow information related to amortization of and investment in, film and television programs:

	Three months ended June 30,		Six months ended June 30,
AMORTIZATION OF FILM AND TELEVISION PROGRAMS	2006	2005	2006	2005
Broadcasting	27.8	27.0	56.5	52.3
Entertainment	15.8	34.5	55.3	71.9
Motion Picture Distribution	28.1	31.5	50.0	60.5

	71.7	93.0	161.8	184.7

	Three months ended June 30,		Six months ended June 30,
INVESTMENT IN FILM AND TELEVISION PROGRAMS	2006	2005	2006	2005
Broadcasting	(27.2)	(26.3)	(56.8)	(54.5)
Entertainment	(34.5)	(50.4)	(80.3)	(99.5)
Motion Picture Distribution	(17.0)	(26.9)	(45.1)	(53.1)

	(78.7)	(103.6)	(182.2)	(207.1)

  (g)
  Goodwill activity for the three and six months ended June 30, 2006 and 2005 is as follows:

	Broadcasting	Entertainment	Motion Picture Distribution	Other	Total
December 31, 2005	42.4	106.3	54.1	—	202.8
Impact of currency exchange rates	—	—	1.5	—	1.5

March 31, 2006	42.4	106.3	55.6	—	204.3
Impact of currency exchange rates	—	—	0.4	—	0.4

June 30, 2006	42.4	106.3	56.0	—	204.7

December 31, 2004	42.4	106.3	64.5	—	213.2
Impact of currency exchange rates	—	—	(3.1)	—	(3.1)

March 31, 2005	42.4	106.3	61.4	—	210.1
Impact of currency exchange rates	—	—	(3.1)	—	(3.1)

June 30, 2005	42.4	106.3	58.3	—	207.0

10.   RELATED PARTY TRANSACTION

  During the quarter ended June 30, 2006, a loan of $2.3, including accrued interest, due from a senior officer was repaid. This amount was included in accounts receivable. There are no further loans outstanding from related parties.

11.   RECENT ACCOUNTING PRONOUNCEMENTS

  (a) Financial Instruments    In January 2005, the CICA issued Handbook Section 3855, "Financial Instruments — Recognition and Measurement". The section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. This new standard will be effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006. The Company is assessing the impact of this new standard on its consolidated financial statements.

  (b) Hedging    In January 2005, the CICA issued Handbook Section 3865, "Hedges". The Section provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. This new standard will be effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006. The Company is assessing the impact of this new standard on its consolidated financial statements.

  (c) Comprehensive Income    In January 2005, the CICA issued Handbook Section 1530, "Comprehensive Income". The section introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income, but in a transparent manner. This new standard will be effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006.

12.   COMPARATIVE AMOUNTS

  Certain amounts presented in the prior period have been reclassified to conform to the presentation adopted in 2006.

13.   SUBSEQUENT EVENT

  Subsequent to June 30, 2006, the Chairman of Motion Picture Distribution Inc ("MPDI"), the general partner of Distribution LP resigned and the employment of the President and Chief Executive Officer of the general partner was terminated. Financial implications of these departures, if any, are unknown and will be recorded in the period in which they are known.

  Following these departures from the business, Distribution LP's output agreement with one of its principal content suppliers may be terminated at the supplier's option.

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ALLIANCE ATLANTIS COMMUNICATIONS INC. CONSOLIDATED BALANCE SHEETS (in millions of Canadian dollars)
ALLIANCE ATLANTIS COMMUNICATIONS INC. CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT For the periods ended June 30, (unaudited) (in millions of Canadian dollars — except per share amounts)
ALLIANCE ATLANTIS COMMUNICATIONS INC. CONSOLIDATED STATEMENTS OF CASH FLOWS For the periods ended June 30, (unaudited) (in millions of Canadian dollars)
ALLIANCE ATLANTIS COMMUNICATIONS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS June 30, 2006 (unaudited) (in millions of Canadian dollars — except share and per share amount)